Schedule 13D-A
    Information to Be Included in Statements Filed Pursuant to Rule 13d-1(a)
                    and Amendments Thereto Filed Pursuant to
                                  Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               Amendment No. 1 to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             American River Holdings
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                      -----------------------------------
                         (Title of Class of Securities)

                                    029326105
                             ---------------------
                                 (CUSIP Number)

       Mitchell A. Derenzo, 1545 River Park Dr. #107, Sacramento, CA 95815
                                  916-231-6123
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 25, 2000
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029326105                   13D                  Page  1  of  2  pages
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(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

Charles D. Fite.
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(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [ ]
(b)  [ ]
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(3) SEC Use Only
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(4) Source of Funds (See Instructions)
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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)
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(6) Citizenship or Place of Organization:  U.S.A.

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Number of Shares (7) Sole Voting Power:  101,635

                       ---------------------------------------------------------
Beneficially
Owned                  (8) Shared Voting Power: 0
by                     ---------------------------------------------------------
Each
Reporting              (9) Sole Dispositive Power: 58,388
Person                 ---------------------------------------------------------
With
                       (10) Shared Dispositive Power: 0

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(11)Aggregate Amount Beneficially Owned by Each Reporting Person: 101,635

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(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
(See Instructions)

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(13)Percent of Class Represented by Amount in Row (11):  4.4%

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(14)Type of Reporting Person (See Instructions):  IN

CUSIP No. 029326105                   13D                  Page  2  of  2  pages



                         Amendment No. 1 to Schedule 13D

         The Reporting Person, Charles D. Fite, hereby amends and supplements the Schedule 13D filed on September 29, 2000 (the "Original Statement") with regards to American River Holdings (the "Issuer") as a result of a merger that the Issuer consummated on October 25, 2000. As a result of the merger, the Issuer issued additional shares of its common stock to the shareholders of the acquired company. As indicated in the Original Statement, these additional shares diluted Mr. Fite's ownership percentage to an amount less than 5%. Only the outstanding shares of the Issuer have changed. Mr. Fite beneficially owned 101,635 shares of the issuer on the date of the Original Statement.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        June 7, 2001
                                    ----------------------
                                           (Date)

                                    /s/ Charles D. Fite
                                    ----------------------
                                         (Signature)

                                     Charles D. Fite
                                    ----------------------
                                            (Name)